Exhibit 12

Ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends

Our ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends are calculated in accordance with SEC requirements and computed by dividing earnings by fixed charges and earnings by preferred stock dividend requirements. For purposes of computing these ratios, earnings consist of net income before extraordinary items plus applicable income taxes and fixed charges. Fixed charges, excluding interest on deposits, consist of interest expense on borrowings and one-third of our rental expense, which we deem to represent interest. Preferred share dividend requirements represent the amount of pre-tax income required to pay the dividends on preferred shares. We issued Noncumulative Perpetual Preferred Stock, Series B, par value $0.01 per share, on December 14, 2011, but did not declare any dividends in 2011. Therefore, the ratio of earnings to combined fixed charges and preferred share dividends is identical to the ratio of earnings to fixed charges for the years ended December 31, 2011 and 2010. Our consolidated ratios for the periods indicated are as follows (amounts in millions):

	Years ended December 31,
	2014	2013	2012	2011	2010

Earnings:
(Loss) income before taxes	$(824)	$423	$239	$262	$212
Fixed charges	133	128	162	195	154
Earnings, including interest on deposits	(692)	550	401	458	366
Less interest on deposits	53	53	67	83	71
(Loss) earnings, excluding interest on deposits	$(745)	$497	$335	$374	$295

Fixed charges:
Interest on deposits	$53	$53	$67	$83	$71
Interest on borrowings	69	64	86	101	77
Estimated interest component of rent expense	11	11	9	11	6
Fixed charges, including interest on deposits	133	128	162	195	154
Less interest on deposits	53	53	67	83	71
Fixed charges, excluding interest on deposits	79	75	95	112	83
Preferred stock dividend requirements	48	49	45	—	—
Combined fixed charges and preferred stock dividend requirements	$128	$124	$140	$112	$83

Ratio of (loss) earnings to fixed charges:
Excluding interest on deposits	(9.39)	6.67	3.51	3.34	3.57
Including interest on deposits	(5.21)	4.31	2.48	2.34	2.38

Ratio of (loss) earnings to combined fixed charges and preferred stock dividend requirements:
Excluding interest on deposits	(6.21)	3.63	2.06	3.34	3.57
Including interest on deposits	(4.09)	2.84	1.72	2.34	2.38

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